UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              Spherix Incorporated
                                (Name of Issuer)

                         Common Stock, $0.005 par value
                         (Title of Class of Securities)

                                    84842R106
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                Page 1 of 7 Pages

CUSIP No. 84842R106                   13G                  Page 2 of 7 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Hartz Capital Investments, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    565,870 shares of Common Stock

                    Warrants to purchase 491,305 shares of Common Stock (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    565,870 shares of Common Stock

                    Warrants to purchase 491,305 shares of Common Stock (See Item 4)*
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          565,870 shares of Common Stock

          Warrants to purchase 491,305 shares of Common Stock (See Item 4)*
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          4.99% (See Item 4)*
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          OO
-----------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9)..

CUSIP No. 84842R106                   13G                  Page 3 of 7 Pages

---------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Empery Asset Management, LP
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    636,340 shares of Common Stock

                    Warrants to purchase 552,175 shares of Common Stock (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    636,340 shares of Common Stock

                    Warrants to purchase 552,175 shares of Common Stock (See Item 4)*
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          636,340 shares of Common Stock

          Warrants to purchase 552,175 shares of Common Stock
          (See Item 4)*
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9) 4.99%
          (See Item 4)*
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          PN
-----------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 84842R106                   13G                  Page 4 of 7 Pages

---------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Ryan M. Lane
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    636,340 shares of Common Stock

                    Warrants to purchase 552,175 shares of Common Stock (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    636,340 shares of Common Stock

                    Warrants to purchase 552,175 shares of Common Stock (See Item 4)*
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          636,340 shares of Common Stock

          Warrants to purchase 552,175 shares of Common Stock
          (See Item 4)*
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9) 4.99%
          (See Item 4)*
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IN
-----------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 84842R106                   13G                  Page 5 of 7 Pages

---------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Martin D. Hoe
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    636,340 shares of Common Stock

                    Warrants to purchase 552,175 shares of Common Stock (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER
                   636,340 shares of Common Stock

                   Warrants to purchase 552,175 shares of Common Stock (See Item 4)*
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          636,340 shares of Common Stock

          Warrants to purchase 552,175 shares of Common Stock
          (See Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.99%  (See Item 4)*
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions) IN
-----------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 84842R106                   13G                  Page 6 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on November 20, 2009 (the "Original Schedule 13G" and the Original
Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, $0.005 par value per share (the "Common Stock") of Spherix Incorporated, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


The information as of the filing date required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person The Company's Prospectus filed pursuant to Rule 424(b)(5) on November 16, 2009, indicates that the total number of outstanding shares of Common Stock upon completion of the offering made pursuant to such Prospectus is 17,150,648. The percentages set forth on Row ll of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock and assumes the exercise of the reported warrants subject to the Blocker (as defined below). Pursuant to the terms of the reported warrants, the Reporting Persons cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blocker").

The Investment Manager, which serves as the investment manager to the Managed Account and the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Managed Account and the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Managed Account and the Empery Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.

CUSIP No. 84842R106                   13G                  Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2010

EMPERY ASSET MANAGEMENT, LP              HARTZ CAPITAL INVESTMENTS, LLC

By: EMPERY AM GP, LLC, its General       By: EMPERY ASSET MANAGEMENT, LP, its
Partner                                  Authorized Agent

                                         By: EMPERY AM GP, LLC, its General
By: /s/ Ryan M. Lane                     Partner
    -------------------------------
Name: Ryan M. Lane
Title: Managing Member                   By: /s/ Ryan M. Lane
                                             ----------------------------------
                                         Name: Ryan M. Lane
                                         Title: Managing Member



/s/ Martin D. Hoe                        /s/ Ryan M. Lane
-----------------------------------      --------------------------------------
MARTIN D. HOE                            RYAN M. LANE